                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number: 0-22334

          LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
                             (Title of the Plan)

                     LODGENET ENTERTAINMENT CORPORATION
        (Name of Issuer of the Securities Held Pursuant to the Plan)

                   DELAWARE                        46-0371161
          (State of Incorporation)    (IRS Employer Identification Number)

        3900 WEST INNOVATION STREET, SIOUX FALLS, SOUTH DAKOTA 57107
                   (Address of Principal Executive Offices)

                              (605) 988-1000
             (Registrant's Telephone Number, including Area Code)

                                    INDEX


                                                                                    PAGE
                                                                                    ----
Form 11-K cover page for the LodgeNet Entertainment Corporation
  401(k) Plan and Trust............................................................ Cover

Index..............................................................................    2

Signature..........................................................................    3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the LodgeNet Entertainment Corporation
401(k) Plan and Trust for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Independent Auditor's Report.......................................................  F-1

Statement of Net Assets Available for Plan Benefits
  at December 31, 1998 and 1997....................................................  F-2

Statements of Changes in Net Assets Available for Plan Benefits for the
  year ended December 31, 1998.....................................................  F-6

Notes to Financial Statements......................................................  F-8

Supplementary Schedules.

  Schedule of assets held for investment purposes..................................  F-12
  Schedule of reportable transactions..............................................  F-13

Consent of Independent Auditors....................................................  F-14


All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information is included in the financial statements and notes thereto.

                                       LODGENET ENTERTAINMENT CORPORATION
                                       401(k) PLAN AND TRUST
                                                (Name of Plan)


Date: June 28, 1999                      /s/ Scott C. Petersen
                                       -----------------------------------
                                         Scott C. Petersen
                                         President, Chief Executive Officer,
                                         and Plan Trustee

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose the historical cost basis of one investment held and for reportable transactions of all investments purchased and sold. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of LodgeNet Entertainment Corporation 401(k) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the omission of the information discussed in the preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               ARTHUR ANDERSEN LLP

                               /s/ Arthur Andersen LLP

Minneapolis, Minnesota,
   May 14, 1999

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                 Statement of Net Assets Available for Benefits

                             As of December 31, 1998

                                                                             Neuberger/
                                                Dreyfus        Fidelity        Berman
                                                S&P 500         Asset          Limited     Oppenheimer       American
                                                 Index         Manager          Bond          Global       Century Ultra
                                             ------------    -----------    -----------    ------------    -------------
INVESTMENTS, at market value:
   Growth funds                               $1,740,323      $      -       $      -        $      -        $        -
   Balanced fund                                       -       736,684              -               -                 -
   Bond funds                                          -             -        116,172               -                 -
   International funds                                 -             -              -         473,639                 -
   Aggressive growth funds                             -             -              -               -         1,807,626
   Stable value funds                                  -             -              -               -                 -
   Stock fund                                          -             -              -               -                 -
   Participant loans                                   -             -              -               -                 -
                                             ------------    -----------    -----------    ------------    -------------
               Total investments               1,740,323       736,684        116,172         473,639         1,807,626

CONTRIBUTIONS RECEIVABLE:
   Participant                                    10,151         4,219          1,096           2,576            11,552
   Employer                                       11,640         5,763          1,004           4,928            10,410
                                             ------------    -----------    -----------    ------------    -------------
               Total contributions
                receivable                        21,791         9,982          2,100           7,504            21,962
                                             ------------    -----------    -----------    ------------    -------------
               Net assets available
                for benefits                  $1,762,114      $746,666       $118,272        $481,143        $1,829,588
                                             ------------    -----------    -----------    ------------    -------------
                                             ------------    -----------    -----------    ------------    -------------


                                                                          Nationwide
                                           Nationwide      Dreyfus A        Money
                                          Virtuoso II        Bond           Market
                                          ------------    -----------    -----------
INVESTMENTS, at market value:
   Growth funds                            $      -         $      -        $     -
   Balanced fund                                  -                -              -
   Bond funds                                     -          142,016              -
   International funds                            -                -              -
   Aggressive growth funds                        -                -              -
   Stable value funds                       164,562                -         78,355
   Stock fund                                     -                -              -
   Participant loans                              -                -              -
                                          ------------    -----------    -----------
               Total investments            164,562          142,016         78,355

CONTRIBUTIONS RECEIVABLE:
   Participant                                1,208            1,182            597
   Employer                                   1,786            1,737          1,106
                                          ------------    -----------    -----------
               Total contributions
                receivable                    2,994            2,919          1,703
                                          ------------    -----------    -----------
               Net assets available
                for benefits               $167,556         $144,935        $80,058
                                          ------------    -----------    -----------
                                          ------------    -----------    -----------

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                 Statement of Net Assets Available for Benefits

                             As of December 31, 1998

                                   (Continued)

                                   Warburg                             Fidelity      American
                                    Pincus                             Advisor       Century    LodgeNet
                                   Emerging      Janus      Janus       Growth       Income &    Common     Loan
                                    Growth     Worldwide    Twenty    Opportunity     Growth      Stock     Fund        Total
                                  ---------    ----------  ---------  -----------    --------   --------    -----     ----------
INVESTMENTS, at market value:
   Growth funds                     $     -    $      -    $       -    $108,252     $344,204    $      -  $      -   $2,192,779
   Balanced fund                          -           -            -           -            -           -         -      736,684
   Bond funds                             -           -            -           -            -           -         -      258,188
   International funds                    -     314,588            -           -            -           -         -      788,227
   Aggressive growth funds           56,450           -      171,575           -            -           -         -    2,035,651
   Stable value funds                     -           -            -           -            -           -         -      242,917
   Stock fund                             -           -            -           -            -     131,075         -      131,075
   Participant loans                      -           -            -           -            -           -   418,752      418,752
                                    -------    --------     --------    --------      --------    -------   -------    ----------
               Total investments     56,450     314,588      171,575     108,252       344,204    131,075   418,752    6,804,273

CONTRIBUTIONS RECEIVABLE:
   Participant                          761       3,389        1,267       1,899         3,300      1,543         -       44,740
   Employer                           1,070       4,454        2,239       2,314         4,399      2,698         -       55,548
                                    -------    --------     --------    --------      --------    -------   -------    ----------
               Total contributions
                receivable            1,831       7,843        3,506       4,213         7,699      4,241         -      100,288
                                    -------    --------     --------    --------      --------    -------   -------    ----------
               Net assets available
                for benefits        $58,281    $322,431     $175,081    $112,465      $351,903    $135,316  $418,752  $6,904,561
                                    -------    --------     --------    --------      --------    -------   -------    ----------
                                    -------    --------     --------    --------      --------    -------   -------    ----------


         The accompanying notes are an integral part of this statement.

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                 Statement of Net Assets Available for Benefits

                             As of December 31, 1997



                                                                             Neuberger/
                                                Dreyfus        Fidelity        Berman
                                                S&P 500         Asset          Limited     Oppenheimer       American
                                                 Index         Manager          Bond          Global       Century Ultra
                                             ------------    -----------    -----------    ------------    -------------
INVESTMENTS, at market value:
   Growth funds                               $1,042,517      $       -        $      -       $      -        $        -
   Balanced fund                                       -        593,533               -              -                 -
   Bond funds                                          -              -          92,163              -                 -
   International funds                                 -              -               -         82,590                 -
   Aggressive growth funds                             -              -               -              -         1,185,753
   Stable value funds                                  -              -               -              -                 -
   Stock fund                                          -              -               -              -                 -
   Participant loans                                   -              -               -              -                 -
                                             ------------    -----------    -----------    ------------    -------------
       Total investments                       1,042,517        593,533          92,163        482,590         1,185,753

CONTRIBUTIONS RECEIVABLE:
   Participant                                       917            440               -              -             1,183
   Employer                                          110             65               -              -               130
                                             ------------    -----------    -----------    ------------    -------------
       Total contributions receivable              1,027            505               -              -             1,313
                                             ------------    -----------    -----------    ------------    -------------
       Net assets available for benefits      $1,043,544       $594,038         $92,163       $482,590        $1,187,066
                                             ------------    -----------    -----------    ------------    -------------
                                             ------------    -----------    -----------    ------------    -------------

                                                                          Nationwide
                                           Nationwide      Dreyfus A        Money
                                          Virtuoso II        Bond           Market
                                          ------------    -----------    -----------
INVESTMENTS, at market value:
   Growth funds                           $       -         $      -         $     -
   Balanced fund                                  -                -               -
   Bond funds                                     -           81,850               -
   International funds                            -                -               -
   Aggressive growth funds                        -                -               -
   Stable value funds                       137,852                -          29,290
   Stock fund                                     -                -               -
   Participant loans                              -                -               -
                                          ------------    -----------    -----------
       Total investments                    137,852           81,850          29,290

CONTRIBUTIONS RECEIVABLE:
   Participant                                    -                -               -
   Employer                                       -                -               -
                                          ------------    -----------    -----------
       Total contributions receivable             -                -               -
                                          ------------    -----------    -----------
       Net assets available for benefits   $137,852          $81,850         $29,290
                                          ------------    -----------    -----------
                                          ------------    -----------    -----------

                     LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                   Statement of Net Assets Available for Benefits

                              As of December 31, 1997

                                   (Continued)


                                   Warburg                   Fidelity      American
                                    Pincus                    Advisor       Century    LodgeNet
                                   Emerging      Janus        Growth       Income &    Common     Loan
                                    Growth     Worldwide    Opportunity     Growth      Stock     Fund        Total
                                  ---------    ----------   -----------    --------   --------   --------   ----------
INVESTMENTS, at market value:
   Growth funds                    $    -       $     -        $27,148      $45,174    $     -   $      -    $1,114,839
   Balanced fund                        -             -              -            -          -          -       593,533
   Bond funds                           -             -              -            -          -          -       174,013
   International funds                  -        84,212              -            -          -          -       566,802
   Aggressive growth funds          8,146             -              -            -          -          -     1,193,899
   Stable value funds                   -             -              -            -          -          -       167,142
   Stock fund                           -             -              -            -     99,045          -        99,045
   Participant loans                    -             -              -            -          -    217,055       217,055
                                   ------       -------        -------      -------    -------   --------     ---------
        Total investments           8,146        84,212         27,148       45,174     99,045    217,055     4,126,328

CONTRIBUTIONS RECEIVABLE:
   Participant                        324           162            324            -          -          -         3,350
   Employer                            22            11             22            -          -          -           360
                                   ------       -------        -------      -------    -------   --------     ---------
        Total contributions
          receivable                  346           173            346            -          -          -         3,710
                                   ------       -------        -------      -------    -------   --------     ---------
        Net assets available
          for benefits             $8,492       $84,385        $27,494      $45,174    $99,045   $217,055    $4,130,038
                                   ------       -------        -------      -------    -------   --------    ----------
                                   ------       -------        -------      -------    -------   --------    ----------

             The accompanying notes are an integral part of this statement.

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

           Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1998

                                                                             Neuberger/
                                                Dreyfus        Fidelity        Berman
                                                S&P 500         Asset          Limited     Oppenheimer       American
                                                 Index         Manager          Bond          Global       Century Ultra
                                             ------------    -----------    -----------    ------------    -------------
NET ASSETS AVAILABLE FOR
BENEFITS, December 31, 1997                   $1,043,544       $594,038       $ 92,163      $ 482,590       $1,187,066
                                              ----------       --------       --------      ---------       ----------
INCREASE (DECREASE) DURING THE YEAR:
      Contributions-
         Participant                             317,393        150,572         30,612        116,267          367,669
         Employer                                122,050         60,180         12,564         45,805          136,827
         Rollover                                 34,358         19,466          4,250          6,622           35,077
                                              ----------       --------       --------      ---------       ----------
            Total contributions                  473,801        230,218         47,426        168,694          539,573

      Interest income                                  -              -              -              -                -
      Net unrealized/realized gain (loss)        326,190         89,737          3,062         52,508          423,074
      Distributions to participants              (68,365)       (48,793)        (7,227)       (32,797)        (117,656)
      Net loan activity                          (81,201)       (13,374)        (5,520)        (8,238)         (55,861)
      Fund transfers, net                         70,233       (104,289)       (11,404)      (180,577)        (143,458)
      Forfeitures, net                            (2,088)          (871)          (228)        (1,037)          (3,150)
                                              ----------       --------       --------      ---------       ----------
            Net increase (decrease)
               during the year                   718,570        152,628         26,109         (1,447)         642,522
                                              ----------       --------       --------      ---------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1998                 $1,762,114       $746,666       $118,272       $481,143       $1,829,588
                                              ----------       --------       --------      ---------       ----------
                                              ----------       --------       --------      ---------       ----------

                                                                          Nationwide
                                           Nationwide      Dreyfus A        Money
                                          Virtuoso II        Bond           Market
                                          ------------    -----------    -----------
NET ASSETS AVAILABLE FOR
BENEFITS, December 31, 1997                 $137,852        $ 81,850       $ 29,290
                                            --------        --------       --------
INCREASE (DECREASE) DURING THE YEAR:
      Contributions-
         Participant                          44,568          35,343         22,340
         Employer                             18,865          14,834         10,170
         Rollover                              4,688           9,113         23,709
                                            --------        --------       --------
            Total contributions               68,121          59,290         56,219

      Interest income                          6,495               -              -
      Net unrealized/realized gain (loss)          -            (127)         3,594
      Distributions to participants          (40,954)         (3,609)        (1,215)
      Net loan activity                       (2,926)         (9,501)        (7,435)
      Fund transfers, net                       (492)         17,264        (11,462)
      Forfeitures, net                          (540)           (232)        11,067
                                            --------        --------       --------
            Net increase (decrease)
               during the year                29,704          63,085         50,768
                                            --------        --------       --------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1998               $167,556        $144,935        $80,058
                                            --------        --------       --------
                                            --------        --------       --------

                   LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

              Statement of Changes in Net Assets Available for Benefits

                       For the Year Ended December 31, 1998

                                (Continued)


                                   Warburg                             Fidelity      American
                                    Pincus                             Advisor       Century    LodgeNet
                                   Emerging      Janus      Janus       Growth       Income &    Common       Loan
                                    Growth     Worldwide    Twenty    Opportunity     Growth      Stock       Fund         Total
                                  ---------    ----------  --------   -----------   ---------  ---------   -------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1997      $ 8,492      $ 84,385   $      -     $ 27,494     $ 45,174    $ 99,045   $217,055     $4,130,038
                                   -------      --------   --------     --------     --------    --------   --------     ----------

INCREASE (DECREASE) DURING
  THE YEAR:
      Contributions-
         Participant                22,513        98,687      3,418       44,606       76,761      57,981          -      1,388,730
         Employer                    8,912        38,812      2,913       18,470       30,835      22,881          -        544,118
         Rollover                    8,894        28,052      3,164       13,856       42,989           -          -        234,238
                                   -------      --------   --------     --------     --------    --------   --------     ----------
           Total contributions      40,319       165,551      9,495       76,932      150,585      80,862          -      2,167,086

      Interest income                    -             -          -            -            -           -     23,172         29,667
      Net unrealized/realized
        gain (loss)                  2,660        35,736     19,449       15,601       48,327     (44,591)         -        975,220
      Distributions to participants (2,140)      (50,413)         -      (19,866)      (4,354)          -          -       (397,389)
      Net loan activity                651         2,912       (197)         224        1,880           -    178,525            (61)
      Fund transfers, net            8,438        85,651    146,334       12,869      110,893           -          -              -
      Forfeitures, net                (139)       (1,391)         -         (789)        (602)          -          -              -
                                   -------      --------   --------     --------     --------    --------   --------     ----------
           Net increase (decrease)
             during the year        49,789       238,046    175,081       84,971      306,729      36,271    201,697      2,774,523
                                   -------      --------   --------     --------     --------    --------   --------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31, 1998      $58,281      $322,431   $175,081     $112,465     $351,903    $135,316   $418,752     $6,904,561
                                   -------      --------   --------     --------     --------    --------   --------     ----------
                                   -------      --------   --------     --------     --------    --------   --------     ----------



            The accompanying notes are an integral part of this statement.

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

1. DESCRIPTION OF THE PLAN:

The following is not a comprehensive description of the plan and, therefore, does not include all situations and limitations covered by the plan. Participants should refer to the plan agreement for a more complete description of the plan's provisions.

GENERAL

The LodgeNet Entertainment Corporation 401(k) Plan (the Plan) is a defined contribution plan covering all full-time employees of LodgeNet Entertainment Corporation (the Company) who have completed 90 days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

PLAN OPERATIONS

The Company functions as the plan administrator. The plan administrator utilizes Fringe Benefits Design, Inc. and Nationwide Life Insurance Company to provide record-keeping and reporting services. Nationwide Life Insurance Company and Charles Schwab Retirement Plan Services are the asset custodians of the Plan. Administrative expenses of the Plan are paid by the Company and were $34,822 in 1998.

CONTRIBUTIONS

The Plan includes 401(k) basic and supplemental cash deferred arrangements. Participants in the Plan may make a basic voluntary contribution by salary deferral in amounts ranging from 1% to 15% of their compensation, as defined. The Company matches participant contributions in an amount equal to 50% of the first 6% of each participant's eligible contribution for the plan year, not to exceed 3% of their compensation, as defined.

The Company may make discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant's proportionate share of total compensation for all participants. There were no discretionary contributions in 1998.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service based on the following percentages:

       Less than one year of service                             0% vested
       One year but less than two                               20% vested
       Two years but less than three                            40% vested
       Three years but less than four                           60% vested
       Four years but less than five                            80% vested
       Five years or more                                      100% vested

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan interest becomes 100% vested. Forfeitures of the nonvested employer contributions, resulting from participants who withdraw from the Plan, are used to reduce future employer contributions.

PARTICIPANT LOANS

Participants may borrow funds from the Plan up to 50% of their vested balance. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan. The plan administrator will determine the appropriate interest rate by obtaining at least one quote from a financial institution, as chosen by the plan administrator, that is in the business of lending money.

DISTRIBUTION OF BENEFITS

Upon retirement, death, disability or attainment of age 62, a participant or a participant's beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant's account by a lump-sum payment or, if the invested portion exceeds $3,500, the participant may elect to receive periodic installment payments.

AMENDMENTS

Effective July 1, 1997, the Plan was amended to reduce the time requirement to become eligible to participate in the Plan from 6 months of service to 90 days of service following the employee's employment commencement date.

Also, effective January 1, 1998, the matching contribution of the Company was increased from 25% to 50% of the first 6% of each participant's eligible contributions for the Plan year, up to a maximum match of 3% of compensation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

INVESTMENTS

Participants have the opportunity to direct all money allocated to their accounts. With the addition of the Janus Twenty fund, participants have fourteen investments from which to choose. A description of each investment is as follows:

     DREYFUS S&P 500 INDEX--Seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. Considered to be a relatively volatile mutual fund option.

     FIDELITY ASSET MANAGER--Seeks capital appreciation. Considered to be a moderately volatile investment option.

     NEUBERGER/BERMAN LIMITED BOND--Seeks income, consistent with low risk to principal and liquidity. Considered to be a slightly volatile fund.

     OPPENHEIMER GLOBAL--Seeks capital appreciation; current income is not an objective. Considered to be the most volatile investment option.

     AMERICAN CENTURY ULTRA--Seeks capital growth. This fund is viewed as next to the most volatile mutual fund option.

     NATIONWIDE VIRTUOSO II--Seeks the guarantee of principal and interest through an unallocated insurance contract. A new interest rate is declared annually. Considered to be the least volatile fund.

     DREYFUS A BOND--Seeks current income consistent with preservation of capital and maintenance of liquidity. Considered to be a slightly volatile fund.

     NATIONWIDE MONEY MARKET--Seeks to provide a high level of current income while preserving capital and maintaining liquidity. Considered to be a slightly volatile fund.

     WARBURG PINCUS EMERGING GROWTH--Seeks maximum capital appreciation. Considered to be a volatile investment option.

     JANUS WORLDWIDE--Seeks long-term growth of capital. This fund is considered to be moderately volatile.

     JANUS TWENTY--Seeks stocks with strong current financial positions and the potential for future growth. It may invest without limit in foreign securities. This fund is nondiversified.

     FIDELITY ADVISOR GROWTH Opportunity--Seeks to provide capital growth. Considered to be a moderately volatile investment option.

     AMERICAN CENTURY INCOME & GROWTH--Seeks long-term growth of capital as well as current income. Considered to be a relatively volatile investment option.

     LODGENET COMMON STOCK--Invests in LodgeNet Entertainment Corporation common stock. Limited to 10% of contributions made.

All of the investments described above, except for Nationwide Virtuoso II and LodgeNet common stock, are part of an unallocated insurance contract pooled separate account with Nationwide Life Insurance Company.

Net unrealized gains represent the increase in the market value of an investment from the end of the prior year or from the date of purchase, if purchased during the year, to the end of the current year.

3.   TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan continues to operate in compliance with the applicable requirements of the IRC and remains tax-exempt.

4.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

        (EMPLOYER IDENTIFICATION NUMBER: 46-0371161) (PLAN NUMBER: 001)

           Item 27a--Schedule of Assets Held for Investment Purposes

                             As of December 31, 1998


Number of
Units or                                                                                                     Market
 Shares                              Description                                           Cost               Value
-----------       -------------------------------------------------------                ---------         ----------
  133,872         Nationwide Virtuoso II unallocated
                    insurance contract**                                                 $  147,957        $  164,562
                  Nationwide Arranger pooled separate accounts**:
  516,301            Dreyfus S&P 500 Index                                                1,081,870         1,740,323
  406,582            Fidelity Asset Manager                                                 489,028           736,684
   96,243            Neuberger/Berman Limited Bond                                          105,861           116,172
  209,591            Oppenheimer Global                                                     306,007           473,639
  551,926            American Century Ultra                                               1,053,552         1,807,626
  118,607            Dreyfus A Bond                                                         135,141           142,016
   42,695            Nationwide Money Market                                                 74,042            78,355
   38,496            Warburg Pincus Emerging Growth                                          53,629            56,450
  205,344            Janus Worldwide                                                        280,472           314,588
   80,895            Janus Twenty                                                           152,126           171,575
   56,398            Fidelity Advisor Growth Opportunity                                     91,081           108,252
  188,950            American Century Income & Growth                                       294,124           344,204
   19,066         LodgeNet common stock**                                                         *           131,075
                  Loans to participants, with interest ranging from
                     8.25% to 9.75%                                                         418,752           418,752
                                                                                         ----------        ----------
                                 Total investments                                       $4,683,642        $6,804,273
                                                                                         ----------        ----------
                                                                                         ----------        ----------

*Information is not available from the asset custodians of the Plan.

**Denotes party in interest.

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

        (EMPLOYER IDENTIFICATION NUMBER: 46-0371161) (PLAN NUMBER: 001)

                 Item 27d--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1998


                                                                                               Total
                                                        Number of                            Proceeds          Cost of        Net
                                        Number of         Sales/        Total Cost of       From Sales/      Investments      Gain
Description                             Purchases       Maturities        Purchases         Maturities      Sold/ Matured    (Loss)
-----------                             --------        ----------      -------------       ----------      -------------    ------
Dreyfus S&P 500 Index                       229             165          $669,993            $298,377               *           *
Fidelity Asset Manager                      161             180           253,171             199,757               *           *
Neuberger/Berman Limited Bond               150              69           163,767             142,820               *           *
Oppenheimer Global                          150             181           175,156             236,615               *           *
American Century Ultra                      215             198           708,365             509,565               *           *
Dreyfus A Bond                              141              74           141,996              81,702               *           *
Nationwide Money Market                     160              49           185,149             139,679               *           *
Janus Worldwide                             231              66           282,339              87,699               *           *
American Century Income & Growth            213              67           343,167              92,463               *           *


*Information is not available from the asset custodians of the Plan.

                       CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statement (Form S-8 No. 33-75906).


                                       ARTHUR ANDERSEN LLP

                                        /s/ Arthur Andersen LLP

Minneapolis, Minnesota
   June 23, 1999